Uranium

Exploration

Athabasca

CanAlaska Ventures Ltd.

2006 Annual Report

TSX.V: CVV
OTCBB: CVVLF
Frankfurt: DH7

Northwest Territories
Nunavut
Camsell
Poplar
Grease River
Alberta Projects
Lake Athabasca
Helmer
North East
Athabasca Basin
Hodgson
Arnold
Waterbury
McTavish
West McArthur
Cree West
Moon
Geikie
Alberta
Cree East
Key Lake
Manitoba
Saskatchewan
CanAlaska Uranium Projects
Total CanAlaska Claims Area: 936,139 hectares (2,313,199) acres
Uranium Deposits
Athabasca Basin Edge
CanAlaska Projects
0 50 100 150
Kilometers

President's Letter

Dear Shareholders:

In 2005, CanAlaska was at the forefront of junior uranium explorers in Canada's Athabasca Basin, having deployed over forty staff in the field during an active summer exploration program. We established three field camps and undertook a tremendous amount of "on-the-ground" geological work in addition to large areas of airborne geophysical surveys.

Today, we are now actively exploring across seventeen different projects, with staff deployed across four field camps, numbering over fifty individuals. We have grown significantly, and are continuing to make way in defining exciting uranium targets.

We began drilling on our prime West McArthur property in February, 2006. The drill results confirmed the validity of our previous airborne and ground surveys which had identified multiple uranium targets. Two of the first four holes (Holes WMA003 and WMA004) intersected strong alteration zones in the basement and overlying sandstone, along with uranium mineralization. The two other holes (Hole WMA001 and WMA002), gave us weaker visible alteration signatures, but subsequent sample analysis and geophysical probing confirmed that they were located on the outskirts of a uranium mineralization system.

In July of this year, we continued our drilling of the West McArthur targets. There are at least six target zones to drill. To-date, we have tested two of these zones and will be continuing our efforts in this area going forward. We are actively discussing project financings that will enable us to step-up our summer and winter drill activity, without excessive share dilution to shareholders.

We are supremely committed to our exploration efforts in the Athabasca Basin area. The geological environment, and past exploration successes, in our opinion make this the most significant uranium exploration belt in the world. Our land position in this area is in excess of 2.3 million acres. Each claim area was specifically selected for strategic geological or technical reasons. Our ground work is confirming the validity of these selections and, in our second year, we are developing numerous zones that possess the potential to host economic uranium mineralization. Our targets range from basement-hosted high-grade shear zones, to large high-grade underground unconformity targets and near-surface large open pits.

We believe that our exploration activity, together with the work of other Athabasca Basin explorers will provide evidence of significant new uranium deposits over the next six months. The strong history of mining in this region, the superb modeling and geological history, coupled with new exploration technology and a supportive Government of Saskatchewan will ensure the successful development of this area.

I wish to take this opportunity to extend my thanks to all of our contractors and staff for their many long hours of work both in the field and in the office. Their efforts in gathering data and putting together our project programs and interpretations have enabled us to achieve tremendous exploration productivity.

We look forward to continuing our exploration success in 2007, and at our AGM we will ask for your support in renaming our Company to Canalaska Uranium Ltd., to better reflect our corporate focus in the future.

On behalf of the Board of Directors, I wish to thank you, our shareholders, for your commitment to discovery and support over the past year.

Best regards,

Peter Dasler, MSc., P.Geo
President & CEO

1

Athabas

Uranium Exploration Update

West McArthur Project

In February 2006, the first diamond drills moved onto uranium targets on the West McArthur property. Warmer than usual weather restricted drilling, but we completed 4 deep holes on two targets by April. The unconformity is 810-840 metres deep in this area.

Three of the holes tested the first target (each hole on the corner of a 1 km triangle), with the first two holes showing faint evidence of hydrothermal alteration (nearby uranium?), and the third hole hitting stringer uranium mineralization at the unconformity, surrounded by a moderately strong alteration zone in the sandstone .

It is our belief that we have intercepted the edge of a significant uranium target with this third hole. Additional holes are planned to step-out gradually from this zone and cover the direction in which we believe the target is trending. We expect the larger targets to host a core of stringer and/or massive mineralization from 100-300 metres long, by 20-100 metres wide.

Our fourth hole in the winter campaign intersected strong alteration in the basement rocks approximately 4km west of the other three holes. We commenced our summer program by placing a further hole 100 metres away from this intersection. (some alteration has been noted with elevated – but not ore grade - uranium counts at the unconformity, as well as dravite clay alteration.) We are planning to drill an additional hole in this immediate vicinity in the near future.

At the current time, the second hole of the summer program is drilling a very well-defined geophysical conductor and apparent overlying alteration zone, midway between the two zones we have already defined. This is a significant target, located on the main trend of the conductors that have been indicated by a correlated series of geophysical methods.

Waterbury Project

The Waterbury Project, currently under option to Northwestern Mineral Ventures, incurred over $900,000 of exploration expenditures over the winter period. Four holes were drilled in the second priority area where the unconformity is approximately 250 metres deep. We had some success intercepting alteration zones in the overlying sandstone, but mineralization was at trace levels only. The first priority target was defined by airborne and ground geophysics under Waterbury lake. It was not drilled because of poor ice conditions and this target will be revisited at the next available opportunity.

Lake Athabasca Project (Uranium City area and South).

During the winter, we had hoped to drill the higher grade uranium showing on the shores of Stewart Island, where geophysical survey crews have re-established grids and detailed the targets defined by initial airborne surveys. However, poor ice conditions precluded drilling of this target.

Early this summer season, we completed a marine seismic survey around the Stewart Island area. A number of geological structures are evident in the underlying rocks. These structures are considered to have strong associations with the uranium mineralization in the area. They will be used to prioritize the current drill targets for winter drilling.

2

Form 51-102F1

Annual Management Discussion and Analysis

For

CanAlaska Ventures Ltd.

MANAGEMENT DISCUSSION & ANALYSIS

The following discussion and analysis is management’s assessment of the results and financial condition of CanAlaska Ventures Ltd. (the “Company” or “CanAlaska”) for the year ended April 30, 2006 and should be read in conjunction with the financial statements for the year ended April 30, 2006 and related notes.  The date of this management discussion and analysis is August 8, 2006.  Additional information on the Company is available on SEDAR at www.sedar.com.

Business of CanAlaska

CanAlaska is an exploration stage company engaged in the acquisition, exploration and development of mineral properties in Canada, the United States and New Zealand with the aim of developing them to a stage where they can be exploited at a profit or to arrange joint ventures whereby other companies provide funding for development and exploitation. The Company is exploring for high grade uranium deposits in the Athabasca Basin area of Saskatchewan.

Forward Looking Statements

Certain information included in this discussion may constitute forward-looking statements.  Forward-looking statements are based on current expectations and entail various risks and uncertainties.  These risks and uncertainties could cause or contribute to actual results that are materially different than those expressed or implied.  The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information or future events.

Selected Annual Information

Unless otherwise noted, all currency amounts are stated in Canadian dollars.

The following table summarizes selected financial data for CanAlaska  for each of the three most recently completed financial fiscal years.  The information set forth below should be read in conjunction with the audited financial statements, prepared in accordance with Canadian generally accepted accounting principles, and related notes.

	Fiscal years ended April 30, (audited)
	2006	2005	2004
Total Revenues	$236,689	$40,976	$105,050
General and administrative expenses	1,764,173	1,841,441	742,922
Mineral property cash costs	7,399,726	1,985,509	171,313
Income (loss) before other items ➢ In total ➢ Basic and diluted loss per share	(1,764,173) (0.03)	(1,841,441) (0.06)	(742,922) (0.04)
Net income (loss) from continuing operations ➢ In total ➢ Basic and diluted loss per share	(328,159) (0.01)	(1,912,218) (0.06)	(712,481) (0.03)
Totals Assets	18,822,102	7,071,197	4,510,989
Total long term liabilities	Nil	Nil	Nil
Cash dividends declared	Nil	Nil	Nil

Selected Quarterly Financial Information

The following selected financial information is derived from the unaudited interim financial statements of the Company prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).

			For the Quarters Ended (unaudited)
	April 30	Jan. 31	Oct. 31	July 31	April 30	Jan. 31	Oct. 31	July 31
	2006	2006	2005	2005	2005	2005	2004	2004
Total revenues	$198,954	$15,523	$8,679	$13,533	$20,478	$11,659	$6,726	$2,113
Net loss (income)	(735,004)	354,576	433,862	274,725	637,256	971,068	166,503	137,391
Net loss (income) per share	(0.01)	0.01	0.01	0.01	0.02	0.02	0.01	0.01
Total assets	18,822,102	12,262,233	10,245,904	7,647,750	7,071,197	7,172,702	4,642,719	4,400,617

Results of Operations

The year ended April 30, 2006 resulted in a net loss of $328,159 which compares with a loss of $1,912,218 for the same period in 2005. The loss for 2006 has been reduced by $1,435,610 which is the tax benefit associated with the renounciation of flow-through shares.  Even though the full amount of $1,435,610 has been recorded as a future income tax recovery, the Company will probably never realize this benefit.  General and administrative expenses for the year ended April 30, 2006 were $1,764,173 a decrease of $72,268 over the same period in 2005.  The total fair value of stock options that vested using the Black-Scholes Option Pricing Model resulted in stock-based compensation expense of $420,014 for the period ended April 30, 2006 compared to $665,459 for the previous year. The stock compensation expense has been allocated by expense category on the income statement.  Travel, food and lodging expense decreased by $18,153 and cash consulting fees increased by $26,060. All other general and administrative costs increased slightly when compared to the previous fiscal year as the Company was very active in obtaining financing and incurred significant exploration expenditures.

Interest income was $86,332, an increase of $45,356 over the same period in 2005 as the Company had significantly higher cash balances. Management fee income of $89,212 was earned for being the operator of three option agreements on several of its Saskatchewan mineral properties. A $51,145 gain was realized on the sale of some its short-term investments.

For the year ended April 30, 2006, the Company incurred gross mineral property costs of $8,542,920 with $917,921 being funded by joint venture partners. Staking costs in Saskatchewan accounted for $282,585 of this amount. Geophysical surveys were completed for $1,710,255 and a further $4,019,798 incurred on exploration on the Saskatchewan properties. A drilling program in New Zealand was completed for a total cost of $380,021. Cash payments of $75,000 and 100,000 shares valued at $53,000 were received for several Saskatchewan mineral properties.  Pursuant to the Glitter Lake, Quebec option agreement, a $20,000 cash payment was received.  Mineral property costs in the amount of $179,399 were written-off as the Treasure Chest, B.C., US Uranium prospects, and Gold Hills, Alaskan properties were terminated.

Investor Relations

Heightened market activity in all uranium stocks created significant trading activity in CanAlaska.  As a consequence the Company has required further staff to handle incoming enquiries, and to prepare documentation for trade shows during the year.  This increased activity is expected to continue in the current year. Shareholder relations and promotional activities undertaken by the Company, which included attendance at various trade shows, cost $307,343 for the year ended April 30, 2006, an increase of $17,605 over the same period in 2005.

Liquidity and Capital Resources

As at April 30, 2006, the Company’s working capital, defined as current assets less current liabilities, was $5,016,030 compared with working capital of $2,386,212 at April 30, 2005. Flow-through funds of $2,599,384 must be spent before December 31, 2007 on qualified Canadian mineral exploration, and is not included in working capital because it is classified as restricted cash on the balance sheet.

During the year ended April 30, 2006, 28,998,665 private placement units were issued for gross proceeds of $11,991,235.  A further 3,982,425 warrants were exercised for gross proceeds of $1,259,641 and 884,049 options were exercised for gross proceeds of $256,867.

The Company has short-term investments with a book value of $384,753 and market value of $891,353 as at April 30, 2006. The main investments consist of 1,051,800 shares of Pacific North West Capital Corp., 343,007 shares of Freegold Ventures Limited and 260,131 shares of El Nino Ventures Inc. All these companies have certain directors in common. These amounts are included in the above working capital. The Company has total issued and outstanding shares of 77,127,238 at April 30, 2006.

Contractual Commitments

The Company is committed under an operating lease with a Company controlled by Harry Barr, the Chairman and Director, for its office premises with the following minimum basic lease payments to the expiration of the lease on June 30, 2010.  The Company is also responsible for its proportionate share of property taxes and operating costs.

A Company controlled by Harry Barr is entitled to receive compensation from the Company through a management agreement dated June 1, 1995. Compensation due under the agreement is currently $8,508 per month plus benefits.  The Officer and Director is also entitled to receive up to 20% of all stock options granted during the period that the agreement is in place.  The current three-year agreement expires in 2007 and the Company may terminate the agreement at any time but will be responsible to pay one year’s compensation.

By agreement dated 15 June 2004 and amended 15 February 2005, the Company agreed to pay a company controlled by the Peter Dasler, the President, consulting fees totaling $75,000 annually.  In addition, the consultant will receive 1,000,000 stock options to exercise at $0.10 per share.  The options vest every three months over a two-year period. See “related party transactions” for details.  No mineral option payments have been included as they are being funded by various joint venture partners or may be terminated with appropriate notice.  Further information on mineral option payments are disclosed in Note 5 to the April 30, 2006 financial statements.

Fiscal year ended April 30,	2007	2008	2009	2010	2011	Thereafter

Office lease	$25,272	$25,272	$25,272	$25,272	$4,212	-
Management agreement	$106,782	$8,934	-	-	-	-

Off-balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Critical Accounting Estimates

A detailed summary of all of the Company’s significant accounting policies is included in Note 1 to the financial statements for the year ended April 30, 2006.

Significant estimates used in the preparation of these consolidated financial statements include, amongst other things, depreciation, determination of net recoverable value of assets, determination of fair value on taxes, and share compensation.

Changes in Accounting Policies

There are no changes in significant accounting policies.

Financial Instruments and Other Instruments

CanAlaska’s financial instruments consist of cash, accounts receivable, investments, restricted cash – flow-through, accounts payable and amounts due to directors. Unless otherwise noted, it is management’s opinion that CanAlaska  is not exposed to significant interest, currency or credit risks arising from the financial instruments.  The fair value of these financial instruments approximates their carrying value unless otherwise noted.

Outstanding share data

The Company is authorized to issue unlimited common shares without par value.  As at April 30, 2006, there were 77,127,238 outstanding common shares.  During the year, 34,025,139 common shares were issued.

Directors, officers, employees and contractors are granted options to purchase common shares under the Company stock option plan.  The terms and outstanding balance are disclosed in the below table.

Number outstanding 30 April 2005	Granted	Exercised	Expired / Cancelled	Number outstanding 30 April 2006	Exercise price per share	Expiry date

74,000	-	(62,000)	(12,000)	-	$0.50	18 April 2006
10,000	-	-	-	10,000	$0.50	7 August 2006
16,000	-	-	-	16,000	$0.50	28 August 2006
-	* 249,200	(126,350)		122,850	$0.35	31 August 2006
-	* 37,450	(32,699)		4,751	$0.35	22 September 2006
29,500	-	-	-	29,500	$0.50	15 May 2007
36,665	-	-	-	36,665	$0.50	24 November 2007
110,000	-	(19,000)	-	91,000	$0.35	10 February 2007
100,000	-	-	-	100,000	$0.10	26 May 2008
671,000	-	(151,000)	-	520,000	$0.25	10 September 2008
1,038,000	-	(238,000)	-	800,000	$0.10	25 June 2008
2,000,000	-	(255,000)	(180,000)	1,565,000	$0.40	5 November 2009
300,000	-	-	(25,000)	275,000	$0.45	29 November 2009
122,000	-	-	(5,000)	117,000	$0.50	23 February 2010
458,000	-	-	(45,000)	413,000	$0.58	7 March 2010
150,000	-	-	-	150,000	$0.32	1 May 2010
-	75,000	-	-	75,000	$0.35	13 July 2010
-	3,300,000	-	-	3,300,000	$0.45	14 October 2010
-	200,000	-	-	200,000	$0.42	14 February 2011
5,115,165	3,861,650	(884,049)	(267,000)	7,825,766

* Agent compensation options excercisable into one unit at $0.35 per unit.  Each unit consists of one common share and one-half share purchase warrant excercisable for one year at a price of $0.45 per share.

Related Party Transactions

A total of $108,351 was paid to a Company controlled by Harry Barr, the Chairman and Director of the Company for management services during the year ended April 30, 2006. Mr. Barr currently receives a management fee of $8,508 per month.   Pursuant to an office lease agreement dated July 1, 2005, a total of $40,015 was paid to a Company controlled by Harry Barr for office rent.   A total of $90,000 was paid to a Company controlled by Peter Dasler, the President of the Company for geological consulting services.  A total of $33,418 was paid to a Company controlled by Taryn Downing, the Corporate Secretary of the Company for consulting services.  A total of $30,370 was paid to a Company controlled by Gord Steblin, the Chief Financial Officer of the Company for accounting services.  Effective February 1, 2005, the outside directors are entitled to receive $500 per month, $500 per directors meeting and $500 per committee meeting. During the year, $18,000 has been paid/accrued to directors.

Risks and Uncertainties

The mineral industry is intensely competitive in all its phases.  The Company competes with many other companies who have greater financial resources and experience.

The market price of precious metals and other minerals is volatile and cannot be controlled.  Exploration for minerals is a speculative venture.  There is no certainty that the money spent on exploration and development will result in the discovery of an economic ore body.

The Company’s activities outside of Canada make it subject to foreign currency fluctuations and this may materially affect its financial position and results.

The Company has limited financial resources, no source of operating cash flows and no assurances that sufficient funding, including adequate financing, will be available to conduct further exploration and development of its projects or to fulfill its obligations under the terms of any option or joint venture agreements.  If the Company’s generative exploration programs are successful, additional funds will be required for development of one or more projects.  Failure to obtain additional financing could result in the delay or indefinite postponement of further exploration and development or the possible loss of the Company’s properties.

Outlook

CanAlaska currently has optioned three of its Saskatchewan properties to several companies and the Glitter Lake, Quebec project to Pacific North West Capital Corp. in which these companies are earning an interest in the projects by carrying all costs and making significant exploration expenditures.  The Company ended 2006 with a stronger cash position that will enable it to continue its own exploration efforts in the United States, Canada and New Zealand as it continues to identify new projects through early stage grass roots exploration and managing risk by forming joint ventures in which partner companies explore and develop such projects in return for the right to earn an interest in them. The Company has acquired through staking a significant land position in the Athabasca Basin area of Saskatchewan and is exploring these areas for high grade uranium deposits.

Three months ending April 30, 2006

The quarter ended April 30, 2006 resulted in an income of $735,004 as compared with a loss of $637,256 incurred in the comparative quarter.  The difference was mainly attributed to a tax benefit associated with the renounciation of flow-through shares of $1,435,610 which was booked in the current quarter.  Revenue was $198,954 during the quarter as compared to $20,478 for the comparative quarter.  The increase was primarily due to $89,212 in management fee income which was earned for being the operator of three option agreements on several of its Saskatchewan mineral properties. A further $51,145 gain was realized on the sale of some its short-term investments.  All other quarterly expenses are consistent with the discussion of the annual loss in the previous paragraph and elsewhere in this Annual MD&A.

Cash flows from financing activities during the quarter were $6,804,665  (2005 - $433,100).  The source of cash during the quarter is from the completion of private placement financings, the exercise of share purchase warrants and the exercise of stock options.  On April 4, 2006, the Company issued 4,893,000 flow-through units at a price of $0.55 for gross proceeds of $2,691,150.  Each flow-through unit consists of one common share and one-half non-flow-through share purchase warrant exercisable for one year after the issue date at $0.65 per share.

Approval

The Board of Directors of CanAlaska has approved the disclosure contained in this Annual Management Discussion & Analysis. A copy of this Annual Management Discussion & Analysis will be provided to anyone who requests it.

CANALASKA VENTURES LTD.

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

30 APRIL 2006 and 2005

Suite 400 - 889 West Pender Street Vancouver, BC Canada V6C 3B2 Tel 604 694-6070 Fax 604 585-8377 info@staleyokada.com www.staleyokada.com

Report of Independent Registered Public Accounting Firm

To the Shareholders of CanAlaska Ventures Ltd.:

We have audited the accompanying consolidated balance sheets of CanAlaska Ventures Ltd. (the “Company”) as at
30 April 2006 and 2005 and the related consolidated statements of loss, shareholders' equity, and cash flows for each of the years then ended 30 April 2006, 2005 and 2004.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at 30 April 2006 and 2005, and the results of its operations and its cash flows for each of the years ended 30 April 2006, 2005 and 2004, in accordance with Canadian generally accepted accounting principles.

“Staley, Okada & Partners”

Vancouver, B.C.	STALEY, OKADA & PARTNERS
11 July 2006 (except for Note 5(k) which is at 21 July 2006)	CHARTERED ACCOUNTANTS

CanAlaska Ventures Ltd. (An Exploration Stage Company)	Statement 1
Consolidated Balance Sheets
As at 30 April
Canadian Funds

ASSETS	2006	2005
Current
Cash and cash equivalents	$4,148,887	$2,000,697
Accounts and advances receivable	742,480	117,833
Short-term investments (Note 3)	384,753	364,983
Prepaid expenses	18,191	-
	5,294,311	2,483,513
Restricted Cash - Flow-Through (Note 7b)	2,599,384	934,725
Mineral Bonds	116,802	94,329
Long-Term Investments (Note 4)	1	1
Mineral Property Costs - Schedule (Note 5)	10,706,505	3,463,220
Property and Equipment (Note 6)	105,099	95,409
	$18,822,102	$7,071,197

LIABILITIES
Current
Accounts payable and accrued liabilities	$275,281	$92,801
Due to related parties (Note 8(ii))	3,000	4,500
	278,281	97,301
Commitments (Note 10)

SHAREHOLDERS' EQUITY
Share Capital - Statement 2
Authorized:
Unlimited common shares without par value
Issued and fully paid:
77,127,238 (2005 - 43,102,099) shares outstanding	36,560,885	25,083,831
Contributed Surplus - Statement 2	1,243,489	822,459
Deficit - Statement 2	(19,260,553)	(18,932,394)
	18,543,821	6,973,896
	$18,822,102	$7,071,197

ON BEHALF OF THE BOARD:

     “Harry Barr”                                  , Director

      “Bernard Barlin”                           , Director

- See Accompanying Notes -

CanAlaska Ventures Ltd. (An Exploration Stage Company)	Statement 2
Consolidated Statements of Changes in Shareholders’ Equity
Canadian Funds

	Common Shares		Contributed	Accumulated
	Number	Amount	Surplus	Deficit	Total
Balance - 30 April 2003	14,675,117	$18,706,926	$-	$(16,307,695)	$2,399,231
Issuance of shares for:
- Private placements	11,118,944	2,401,630	-	-	2,401,630
- Properties	350,000	122,000	-	-	122,000
- Exercise of warrants	738,333	102,417	-	-	102,417
- Exercise of options	40,000	6,000	-	-	6,000
- Finders’ fees	392,045	-	-	-	-
Share issuance costs	-	(32,106)	-	-	(32,106)
Stock-based compensation	-	-	157,000	-	157,000
Loss for the year	-	-	-	(712,481)	(712,481)
Balance - 30 April 2004	27,314,439	21,306,867	157,000	(17,020,176)	4,443,691
Issuance of shares for:
- Private placements	11,050,000	3,690,000	-	-	3,690,000
- Properties	170,000	66,500	-	-	66,500
- Exercise of warrants	4,110,000	594,505	-	-	594,505
- Exercise of options	287,000	66,050	-	-	66,050
- Finders’ fees	170,660	-	-	-	-
Share issuance costs	-	(105,791)	-	-	(105,791)
Stock-based compensation	-	-	665,459	-	665,459
Income tax impact of flow-through shares (Note 7b)	-	(534,300)	-	-	(534,300)
Loss for the year	-	-	-	(1,912,218)	(1,912,218)
Balance – 30 April 2005	43,102,099	25,083,831	822,459	(18,932,394)	6,973,896
Issuance of shares for:
- Private placements	28,998,665	11,991,235	-	-	11,991,235
- Properties	160,000	62,500	-	-	62,500
- Exercise of warrants	3,982,425	1,259,641	-	-	1,259,641
- Exercise of options	884,049	256,867	-	-	256,867
Share issuance costs	-	(782,284)	125,721	-	(656,563)
Stock-based compensation	-	-	420,014	-	420,014
Fair value of options exercised	-	124,705	(124,705)	-	-
Income tax impact of flow-through shares (Note 7b)	-	(1,435,610)	-	-	(1,435,610)
Loss for the year	-	-	-	(328,159)	(328,159)
Balance – 30 April 2006	77,127,238	$36,560,885	$1,243,489	$(19,260,553)	$18,543,821

- See Accompanying Notes -

CanAlaska Ventures Ltd. (An Exploration Stage Company)	Statement 3
Consolidated Statements of Loss
Canadian Funds

	Years Ended 30 April
	2006	2005	2004
General and Administrative Expenses
Consulting fees	$271,863	$245,803	$129,981
Consulting fees – Stock compensation (Note 7(d)(ii))	259,230	346,762	53,700
Management fees	108,351	113,884	95,243
Director fees	18,000	4,500	-
Director fees – Stock compensation (Note 7(d)(ii))	78,223	131,245	39,239
Accounting and audit	77,681	57,352	34,650
Insurance, licenses and filing	119,178	59,357	51,295
Rent	40,015	40,015	40,015
Shareholder relations	307,343	289,738	83,118
Shareholder relations – Stock compensation (Note 7(d)(ii))	58,713	135,290	52,849
Wages, commissions and benefits	81,604	65,142	41,405
Wages – Stock compensation (Note 7(d)(ii))	23,848	52,162	11,212
Office and miscellaneous	70,635	62,729	49,653
Travel, food and lodging	157,311	175,464	34,268
Amortization	36,242	23,471	16,883
Bank charges and interest	34,354	28,824	4,844
Legal fees	21,582	9,703	4,567
	(1,764,173)	(1,841,441)	(742,922)
Other Income (Expense)
Mineral property costs written off	(179,399)	(539,151)	(24,855)
Write-down of short-term investments	-	(64,061)	(55,463)
Foreign exchange, net	(55,086)	(42,513)	5,709
Gain (loss) on sale of property and equipment (Note 8(iii))	(1,800)	(328)	15,118
Interest and other income	86,332	40,976	15,308
Management fee income	89,212	-	-
Gain (loss) on sale of short-term investments	51,145	-	49,624
Option payment received on properties written off	10,000	-	25,000
	404	(605,077)	30,441

Loss Before Income Taxes	(1,763,769)	(2,446,518)	(712,481)
Future income tax recovery (Note 7(b))	1,435,610	534,300	-
Loss for the Year	$(328,159)	$(1,912,218)	$(712,481)

Loss per Share - Basic and Diluted	$(0.01)	$(0.06)	$(0.03)

Weighted Average Number of Shares Outstanding	55,633,446	33,356,642	20,468,864

- See Accompanying Notes -

CanAlaska Ventures Ltd. (An Exploration Stage Company)	Statement 4
Consolidated Statements of Cash Flows
Canadian Funds

	Years Ended 30 April
Cash Resources Provided By (Used In)	2006	2005	2004
Operating Activities
Loss for the period	$(328,159)	$(1,912,218)	$(712,481)
Items not affecting cash
Loss (gain) on sale of short-term investments	(51,145)	-	(49,624)
Write-down of short-term investments	-	64,061	55,463
Mineral property costs written off	179,399	539,151	24,855
Amortization	36,242	23,471	16,883
Loss (gain) on sale of property and equipment	1,800	328	(15,118)
Stock-based compensation expense (Note 7(d)(ii))	420,014	665,459	157,000
Option payment received on properties written off	-	-	(25,000)
Future income tax recovery (Note 7(b))	(1,435,610)	(534,300)	-
	(1,177,459)	(1,154,048)	(548,022)
Changes in non-cash working capital	(624,626)	(77,011)	26,727
	(1,802,085)	(1,231,059)	(521,295)
Investing Activities
Purchase of mineral bonds	(22,473)	(94,329)	-
Proceeds from (purchase of) short-term investments, net	84,370	-	15,492
Mineral property expenditures	(7,399,726)	(1,985,509)	(171,313)
Recovery of mineral property expenditures	54,315	-	-
Option payments received	95,000	55,482	10,000
Proceeds from sale of property and equipment	13,000	1,100	31,500
Purchase of property and equipment	(60,732)	(66,904)	(36,453)
	(7,236,246)	(2,090,160)	(150,774)
Financing Activities
Loan payable	-	-	(7,350)
Shares issued for cash	12,851,180	4,244,764	2,477,941
	12,851,180	4,244,764	2,470,591

Net Increase in Cash and Cash Equivalents	3,812,849	923,545	1,798,522
Cash and cash equivalents – Beginning of year	2,935,422	2,011,877	213,355
Cash and cash equivalents – End of year	$6,748,271	$2,935,422	$2,011,877

Cash consists of:
Cash	$4,148,887	$2,000,697	$1,280,871
Restricted cash – flow-through	2,599,384	934,725	731,006
	$6,748,271	$2,935,422	$2,011,877

Supplemental Disclosure of Non-Cash Investing and Financing Activities
Shares issued for mineral properties	$62,500	$66,500	$122,000
Shares received for mineral properties	$(53,000)	$(27,800)	$(10,000)
Stock-based compensation	$420,014	$665,459	$157,000
Future income tax recovery	$(1,435,610)	$(534,300)	$-
Options issued for finders fees	$59,262	$-	$-
Warrants issued for finders fees	$66,459	$-	$-

- See Accompanying Notes -

CanAlaska Ventures Ltd. (An Exploration Stage Company)	Schedule
Consolidated Schedules of Mineral Property Costs
For the Years Ended 30 April
Canadian Funds

	2006
	Acquisition Costs	Exploration Costs	Total	2005 Total
Alaska Properties
Option payments received	$-	$-	$-	$(40,482)
Share payment received	-	-	-	(14,000)
Mineral property fees	-	10,768	10,768
	-	10,768	10,768	(54,482)

British Columbia Properties
Zeballos
General exploration costs	-	513	513	1,235
Mineral taxes	-	421	421	631
	-	934	934	1,866
Treasure Chest
Staking	-	-	-	15,383
General exploration costs	-	2,623	2,623	2,151
Consulting	-	16,630	16,630	9,280
Assays	-	1,554	1,554	1,602
	-	20,807	20,807	28,416

Ontario Properties
Elliot Lake
Staking costs	-	-	-	13,585
General exploration costs	-	7,116	7,116	1,702
Consulting	-	18,847	18,847	5,091
	-	25,963	25,963	20,378

Smoke Lake
Acquisition	-	-	-	20,000
Staking	-	-	-	886
Drilling	-	-	-	196,400
Assays	-	-	-	23,010
General exploration costs	-	-	-	91,623
	-	-	-	331,919

Quebec Properties
Glitter Lake
Share payment received	-	-	-	(13,800)
Option payments received	-	(20,000)	(20,000)	(15,000)
	-	(20,000)	(20,000)	(28,800)

Balances Carried Forward	$-	$38,472	38,472	$269,015

- See Accompanying Notes -

CanAlaska Ventures Ltd. (An Exploration Stage Company)	Schedule (Cont.)
Consolidated Schedules of Mineral Property Costs
For the Years Ended 30 April
Canadian Funds

	2006
	Acquisition Costs	Exploration Costs	Total	2005 Total
Balances Brought Forward	$-	$38,472	38,472	$269,015

Saskatchewan Properties

Staking	282,585	-	282,585	562,402
Drilling	-	859,322	859,322	-
General exploration costs	-	1,861,890	1,861,890	268,946
Consulting	-	756,885	756,885	159,742
Geophysics	-	1,710,255	1,710,255	431,522
Wages	-	426,431	426,431	-
Assays	-	115,270	115,270	-
Saskatchewan exploration credit	-	(54,315)	(54,315)	-
	282,585	5,675,738	5,958,323	1,422,612
Waterbury, Saskatchewan Property

Option payment – cash received	(25,000)	-	(25,000)	-
Option payment – shares received	(53,000)	-	(53,000)	-
Drilling	-	203,806	203,806	-
General exploration costs	-	146,903	146,903	-
Consulting	-	32,078	32,078	-
Geophysics	-	335,314	335,314	-
Wages	-	22,504	22,504	-
NorthWestern advances	-	(743,901)	(743,901)	-
	(78,000)	(3,296)	(81,296)	-

Key Lake, Saskatchewan Property

Option payment – cash received	(25,000)	-	(25,000)	-
Consulting	-	1,475	1,475	-
Geophysics	-	138,400	138,400	-
NorthWestern advances	-	(138,400)	(138,400)	-
	(25,000)	1,475	(23,525)	-
Cree West, Saskatchewan Property

Option payment – cash received	(25,000)	-	(25,000)	-
Consulting	-	2,360	2,360	-
Geophysics	-	35,620	35,620	-
International Arimex advances	-	(35,620)	(35,620)	-
	(25,000)	2,360	(22,640)	-
Alberta Properties

Staking	-	-	-	10,625
General exploration costs	-	64,685	64,685	766
Consulting	-	49,960	49,960	-
Geophysics	-	766,044	766,044	-
	-	880,689	880,689	11,391
Balances Carried Forward	$154,585	$6,595,438	6,750,023	$1,703,018

- See Accompanying Notes -

CanAlaska Ventures Ltd. (An Exploration Stage Company)	Schedule (Cont.)
Consolidated Schedules of Mineral Property Costs
For the Years Ended 30 April
Canadian Funds

	2006
	Acquisition Costs	Exploration Costs	Total	2005 Total
Balances Brought Forward	$154,585	$6,595,438	6,750,023	$1,703,018

Manitoba Properties
Engineering and consulting	-	-	-	2,725
General exploration costs	-	-	-	1,128
	-	-	-	3,853

Labrador Properties
Geophysics	-	-	-	43,420
General exploration costs	-	159	159	-
Mineral property fees	-	1,440	1,440	6,100
	-	1,599	1,599	49,520

New Zealand Properties
Treasury shares – option payments	62,500	-	62,500	66,500
Engineering and consulting	-	106,542	106,542	37,772
General exploration costs	-	120,083	120,083	18,164
	62,500	226,625	289,125	122,436

Rise & Shine, New Zealand Properties
Engineering and consulting	-	126,684	126,684	-
General exploration costs	-	41,930	41,930	1,440
Geophysics	-	24,272	24,272	-
Drilling	-	187,135	187,135	-
	-	380,021	380,021	1,440

General Exploration	-	1,916	1,916	58,178

Costs for the Year	217,085	7,205,599	7,422,684	1,968,727
Balance - Beginning of year	969,964	2,493,256	3,463,220	2,033,644
Mineral property costs written off	(39,784)	(139,615)	(179,399)	(539,151)

Balance – End of Year	$1,147,265	$9,559,240	10,706,505	$3,463,220

- See Accompanying Notes -

CanAlaska Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2006 and 2005
Canadian Funds

1.

Significant Accounting Policies

a)

Consolidation

These consolidated financial statements include the accounts of the Company’s wholly-owned subsidiaries, CanAlaska Resources Ltd. USA and Golden Fern Resources Limited (a New Zealand company).  These subsidiaries have been accounted for using the purchase method.

b)

Cash and Cash Equivalents

For the purposes of reporting cash flows, the Company considers cash and cash equivalents to include amounts held in banks and highly liquid investments with maturities at point of purchase of 90 days or less.  The Company places its cash with institutions of high credit worthiness.

c)

Investments

Investments are recorded at the lower of cost or market value.  Investments are written down to market value when the decline in market value is deemed to be other than temporary.

d)

Mineral Properties and Deferred Exploration Expenditures

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable.

Mineral exploration and development costs are capitalized on an individual prospect basis until such time as an economic ore body is defined or the prospect is abandoned.  Amounts received for the sale of resource properties, for option payments and for exploration advances are treated as reductions of the cost of the property.  Costs for a producing prospect are amortized on a unit-of-production method based on the estimated life of the ore reserves, while those costs for the prospects abandoned are written off.

The recoverability of the amounts capitalized for the undeveloped mineral properties is dependent upon the determination of economically recoverable ore reserves, confirmation of the Company's interest in the underlying mineral claims, the ability to obtain the necessary financing to complete their development, and future profitable production or proceeds from the disposition thereof.

Title to mineral properties involves inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently unreliable conveyancing history characteristic of many mineral properties.  The Company has investigated title to all of its mineral properties and, to the best of its knowledge, all of its properties are in good standing.

e)

Asset Retirement Obligations

The Company follows the recommendations of CICA Handbook Section 3110, Asset Retirement Obligations.  This new section requires recognition of a legal liability for obligations relating to retirement of property, plant, and equipment, and arising from the acquisition, construction, development, or normal operation of those assets.  Such asset retirement costs must be recognized at fair value, when a reasonable estimate of fair value can be estimated, in the period in which it is incurred, added to the carrying value of the asset, and amortized into income on a systematic basis over its useful life.

There is no material impact on the consolidated financial statements resulting from the adoption of Section 3110 either in the current or prior years presented.

CanAlaska Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2006 and 2005
Canadian Funds

1.

1.

Significant Accounting Policies - Continued

f)

Property, Equipment and Amortization

Property and equipment are carried at cost less accumulated depreciation.  The Company provides for depreciation on the following basis:

•

Office equipment - 20% declining balance method

•

Automotive equipment - 30% declining balance method

•

Mining equipment - 30% declining balance method

One-half of the above rate is applied in the year of acquisition.

g)

Income Taxes

Income taxes are accounted for using the asset and liability method.  Future taxes are recognized for the tax consequences of “temporary differences” by applying enacted or substantively enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and tax basis of existing assets and liabilities.  The effect on deferred taxes for a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment.  In addition, the method requires the recognition of future tax benefits to the extent that realization of such benefits is more likely than not.

h)

Share Capital

i)

The proceeds from the exercise of stock options and warrants are recorded as share capital in the amount for which the option and warrant enabled the holder to purchase a share in the Company.

ii)

Share capital issued for non-monetary consideration is recorded at an amount based on fair market value.

i)

Stock-Based Compensation

All stock-based awards made to employees and non-employees are measured and recognized using a fair value based method.  For employees, the fair value of the options is measured at the date of the grant.  For non-employees, the fair value of the options is measured on the earlier of the date at which the counterparty performance is complete or the date the performance commitment is reached or the date at which the equity instruments are granted if they are fully vested and non-forfeitable.  For employees and non-employees, the fair value of options is accrued and charged to operations, with the offsetting credit to contributed surplus, on a straight-line basis over the vesting period.  If and when the stock options are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital.

CanAlaska Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2006 and 2005
Canadian Funds

1.

1.

Significant Accounting Policies - Continued

j)

Loss per Share

Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the year.  The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share.  The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the "if converted" method.  The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method.

k)

Foreign Currency Translation

The accounts of the Company's foreign operations have been translated into Canadian dollars as follows:

•

Monetary assets and liabilities at year-end rates,

•

All other assets and liabilities at historical rates, and

•

Revenue and expense and exploration and development items at the average rate of exchange prevailing during the year.

Exchange gains and losses arising from these translations are reflected in income or expense in the year that they occur.

l)

Flow-through Shares

The Company follows EIC-146, relating to the flow-though shares, effective for all flow-through share agreements dated after 19 March 2004.  Under the terms of Canadian flow-though share legislation, the tax attributes of qualifying expenditures are renounced to subscribers.  To recognize the foregone tax benefits, share capital is reduced and a future income tax liability is recognized as the related expenditures are renounced.  This future income tax liability is then reduced by the recognition of previously unrecorded future income tax assets on unused tax losses and deductions.

m)

Management's Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods.  Actual results could differ from those estimates.

n)

Mineral Exploration Tax Credits (“METC”)

The Company recognizes METC amounts when the Company’s METC application is approved by the relevant taxation authorities or when the amount to be received can be reasonably estimated and collection is reasonably assured.

CanAlaska Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2006 and 2005
Canadian Funds

2.

Fair Value of Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, accounts and advances receivable, short-term investments, restricted cash - flow-through, accounts payable and due to a director.  Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments.  The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

3.

Short-term Investments

Details are as follows:

	2006		2005
	Book Value	Market Value	Book Value
Pacific North West Capital Corp. ("PFN") 1,051,800 shares	$252,679	$462,792	$252,679
Freegold Ventures Limited ("ITF") 343,007 shares	44,591	171,504	44,591
El Nino Ventures Inc (“ELN”) 260,131 shares	31,216	192,497	31,216
Other short-term investments	56,267	64,560	36,497
	$384,753	$891,353	$364,983

These investments have been accounted for using the lower of cost and market valuation method.   PFN, ITF and ELN are companies with certain directors in common with the Company.  The maximum percentage owned of PFN, ITF or ELN by the Company at any time during the year was less than 10%.

4.

Long-Term Investments

Pursuant to a Financing and Management Agreement dated February 2000, the Company invested $546,658 representing a 40% interest in WebDispatchers, a British Columbia private company involved in software development.

Due to the ongoing losses of the investment, as well as market conditions, management wrote down its investment in WebDispatchers, in fiscal 2001, to a nominal value.

CanAlaska Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2006 and 2005
Canadian Funds

5.

Mineral Property Costs

Details are as follows:

	Acquisition Costs	Exploration Costs	Exploration Advances	2006 Total	2005 Total
Alaska Properties	$111,228	$1,247,451	$-	$1,358,679	$1,436,066
British Columbia Properties
Quesnel Canyon	1	-	-	1	1
Zeballos	4,661	58,300	-	62,961	62,027
Treasure Chest	-	-	-	-	28,416
Ontario Properties
Elliot lake	13,585	32,756	-	46,341	20,378
Quebec Properties			-
Glitter Lake	-	64,090	-	64,090	84,090
Saskatchewan Properties	750,986	6,535,948	-	7,286,934	1,422,611
Waterbury agreement, Sask.	(48,000)	740,605	(743,901)	(51,296)	-
Key Lake agreement, Sask.	(1,000)	139,875	(138,400)	475	-
Cree West agreement, Sask.	15,000	37,980	(35,620)	17,360	-
Alberta Properties	10,625	881,455	-	892,080	11,391
Manitoba Properties	-	3,853	-	3,853	3,853
Newfoundland and Labrador Properties	-	51,119	-	51,119	49,520
US Uranium prospects	-	-	-	-	40,104
New Zealand Properties	272,600	319,848	-	592,448	-
Rise & Shine, New Zealand Property	-	381,460	-	381,460	304,763
	$1,129,686	$10,494,740	$(917,921)	$10,706,505	$3,463,220

a)

Alaska Properties

The Company has acquired several mineral claims in the Valdez Creek Mining District, Talkeetna Recording District, Alaska, U.S.A.

i)

Rainbow Hills Claims

The Company has a 100% interest in eleven lode mining claims acquired by staking.

By agreement dated 28 August 2003 the Company granted ITF, a company with certain directors and officers in common, the right to earn up to a 65% interest in certain mineral claims known as the Rainbow Hill Property located in Valdez Mining District central Alaska.

ITF terminated this agreement on 23 December 2004.

ii)

Gold Hills Claims

By agreements dated November 1989, September 1994, November 1995 and October 1999, the Company has the option to earn up to a 50% interest in 51 mining claims.  Under the terms of the agreements, the Company, at its option, must pay US$28,500 and incur US$250,000 (approximately US$50,000 incurred to date) by July 2005 on exploration and development on the property.

The optionor is controlled by a director of the Company.

Subsequent to year end, the Company terminated the agreement; accordingly, the associated acquisition and deferred exploration costs were written-off in the current year.

CanAlaska Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2006 and 2005
Canadian Funds

5.

Mineral Property Costs - Continued

b)

British Columbia Properties

i)

Quesnel Canyon

The Company has a 100% interest in a placer lease located in the Cariboo Mining Division, British Columbia.

Due to a lack of exploration undertaken on the property, management wrote down the costs on this property to $1 in a prior year.

ii)

Zeballos

Pursuant to an option and Joint Venture Agreement dated 23 August 1988, and amended November 1998, the Company earned a 50% interest in 22 Crown-granted and 11 reverted Crown-granted mineral claims in the Alberni Mining Division of British Columbia by expending in excess of $500,000 on the properties.  Due to market conditions at that time and lack of exploration undertaken on the property, management wrote off the costs on the property in a prior year.  The Company acquired a 100% interest in the property on 10 December 2002, and in December 2003, an exploration program was undertaken.  The Company has allowed the reverted crown grants to lapse, but still maintains the 22 crown granted claims by making yearly tax payments.

iii)

Treasure Chest

The Company acquired a 100% interest in certain mineral claims located in central B.C. through staking.

During the year, the Company allowed the property to lapse.  Accordingly, the associated acquisition and deferred exploration expenditures were written-off.

CanAlaska Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2006 and 2005
Canadian Funds

5.

Mineral Property Costs - Continued

c)

Ontario Properties

i)

Smoke Lake Property

By agreement dated 6 August 2004, the Company may earn an 80% interest in certain properties known as the Smoke Lake property.  As consideration, the Company, at its option, must make cash payments of $165,000 ($20,000 paid) and incur $450,000 in exploration expenditures by 25 April 2007.

During the previous year, the Company terminated the agreement.  Accordingly, all acquisition and exploration costs previously incurred have been written off.

ii)

Elliot Lake Property

During the year, the Company completed the staking of 12 mineral claims (2,320 acres) in the Elliot Lake area of Ontario for Uranium related prospects.  The Company has carried out compilation work on the project.

d)

Quebec Properties

i)

Otish Mountain

By agreement dated 6 December 2001, the Company has the option to acquire a 100% interest in the Otish Mountain Projects, located in Quebec.

As consideration, the Company, at its option, must make cash payments of $46,456 (paid), issue 200,000 common shares (issued) and incur $300,000 in exploration expenditures by
1 February 2005 ($179,000 incurred).  Additionally, the Company agreed to pay the optionor a 10% fee for being the field manager (up to $250,000).

During the previous year, the Company terminated the agreement.  Accordingly, all  acquisition and exploration costs previously incurred have been written off.

ii)

Glitter Lake

The Company acquired a 100% interest in certain mineral claims located near Glitter Lake, Quebec for payment of $32,667 in staking costs and the issuance of 40,000 common shares of the Company.

The property is subject to a 1.5% NSR.

By agreement dated 15 August 2003, and amended on 30 April 2005 and amended on 30 April 2006, the Company granted Pacific North West Capital Corp. (“PFN”) a company with directors in common, the right to earn a 70% interest in the Glitter Lake property.

CanAlaska Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2006 and 2005
Canadian Funds

5.

Mineral Property Costs - Continued

d)

Quebec Properties - Continued

ii)

Glitter Lake  - Continued

To earn a 50% interest in the property, PFN, at its option, must issue shares, make payments and incur exploration expenditures as follows:

		Payments	Shares	Exploration Expenditures
On or before 15 April 2003	(completed)	$-	-	$50,000
Upon execution of agreement	(received)	10,000	-	-
On or before 4 June 2004	(received)	-	20,000	-
On or before 15 August 2004	(received)	15,000	-	-
On or before 28 May 2005	(received)	-	20,000	-
On or before 15 August 2005	(received)	20,000	-	-
On or before 28 May 2006	(received)*	-	20,000	-
On or before 15 April 2007		-	-	150,000
On or before 15 April 2008		-	-	200,000
On or before 15 April 2009		-	-	300,000
Total		$45,000	60,000	$700,000

*Received subsequent to year end

Upon PFN having vested with a 50% interest by completing the aforementioned payments and obligations, PFN may elect within 45 days to increase its interest to 60% by completing a bankable feasibility study within two years.  In the event PFN does not complete a bankable feasibility study within two years, PFN agrees to make cash payments in the amount of $50,000 per annum for each year the feasibility study is not completed. Upon vesting with a 60% interest PFN may elect within 90 days to earn a 70% interest in the property by placing the property into commercial production within two years from the date of this election. In the event that the bankable feasibility study indicates an IRR in excess of 15%, PFN agrees to make annual cash payments of $50,000 to the optionor for each year the project is not placed into commercial production.

In the event that a major mining company elects to participate in the project before PFN vests with a 50% interest, PFN will issue shares with a value of $100,000 to the Company, within 15 days of PFN becoming vested, or pay such amount that will result in PFN having spent $1 million in exploration expenditures.

The property is subject to a 1.5% NSR payable to a third party.  The Company and PFN will share the NSR buyout privileges in proportion to their respective interests.

iii)

Raglan

During a prior year, the Company acquired 128 mineral claims (5,306 ha) in the Raglan area of Northern Quebec through staking.  Total consideration for the acquisition was $10,240.

Management has decided not to pursue further exploration on the property.  Accordingly, the associated acquisition and deferred exploration expenditures have been written-off during the previous year.

CanAlaska Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2006 and 2005
Canadian Funds

5.

Mineral Property Costs - Continued

e)

Newfoundland and Labrador Properties

The Company acquired by staking, 244 claims located in the Voisey Bay area of Newfoundland.  Expenditures of $201,186 must be made by 22 December 2007.

i)

VBE – 1 (785M) and VBE – 2 (787M)

The Company has a 50% interest in mineral licences 785M and 787M.  Licence 785M consists of 60 claims and licence 787M consists of 72 claims. Licence 785M is located approximately 10 km to the south of the Voiseys’s Bay deposit. Columbia Yukon Resources Ltd. (“CYR”) has a 50% interest in these claims.

ii)

Konrad (972M)

Mineral licence 972M consists of 112 claims and is 50% owned by the Company.  On December 5, 1997 the Company entered into an option agreement with Pacific North West Capital Corp. (“PFN”) whereby PFN could earn up to an 80% interest in each of the properties by issuing shares of its capital stock to the Company, completing specified exploration expenditure on the properties and bringing an operation to the commercial production stage.  PFN has vested with a 50% interest in the property.

Mineral licence 972M is in good standing until February 9, 2006. Due to market conditions and lack of exploration undertaken, Management wrote off the costs of this property during the fiscal year ended April 30, 2001; however, because of increased exploration activity in the area, the Company commenced a new airborne survey on the property in late 2004, and this work was filed to maintain the claims beyond until February 2007.

CanAlaska Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2006 and 2005
Canadian Funds

5.

Mineral Property Costs - Continued

f)

Saskatchewan/Alberta/Manitoba Uranium Properties

The Company acquired a 100% interest in over 2,000,000 acres through staking. In 2006, the Company expects to carry out considerable exploration on the various projects.

i)

West McArthur Project, Saskatchewan

This project  comprises  9 minerals claims totaling 88,480 acres located 30 km west of the producing McArthur River mine.

ii)

Alberta Project, Alberta

This  project comprises 16 contiguous permits totaling 318,413 acres covering most of the Alberta section of Lake Athabasca.

iii)

Arnold Project, Saskatchewan

This project is contiguous block of 5 minerals claims totaling 59,984 acres located 30 km west of the producing McArthur River mine.

iv)

Cree East Project, Saskatchewan

This project is comprised of 8 contiguous mineral claims totaling 73,868 acres located  35 km west of the formerly producing Key Lake mine.

v)

Geikie Project, Saskatchewan

This project is comprised of a single claim of 31,764 acres and lies on the southeast rim of the Athabasca Basin some 42 km southwest of the McArthur River mine.

vi)

Helmer Project, Saskatchewan

This contiguous block of 1 permit and 10 mineral claims totaling 130,137 acres lies in the north-central part of the Athabasca Basin within 3 and 25 kilometers of the north rim and 50 km southeast of Uranium City.

vii)

Hodgson Project, Saskatchewan

This project is comprised of 7 contiguous claims totaling 74,747 acres and lies between 23 and 57 km west of the Cigar Lake Mine.

viii)

Lake Athabasca Project, Saskatchewan

This  project comprises 20 contiguous mineral claims totaling 257,737 acres, chiefly on Lake Athabasca, southwest of Uranium City.

CanAlaska Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2006 and 2005
Canadian Funds

5.

Mineral Property Costs - Continued

f)

Saskatchewan/Alberta/Manitoba Uranium Properties - continued

ix)

McTavish Project, Saskatchewan

This property is a contiguous block of 9 mineral claims covering 94,557 acres, lying approximately 50 km southeast of the McArthur River mine and 40 km northwest of the Key Lake Mine.

x)

Moon Project, Saskatchewan

This property is comprised of 3 mineral claims covering 11,819 acres lying in two separate blocks approximately midway between the McArthur River and Key Lake mines.

xi)

Northeast Project, Saskatchewan-Manitoba

This property covering 490,142 acres straddles the Saskatchewan-Manitoba border and lies between 90 and 170 km northeast along the trend of basement formations from the cluster of uranium deposits which include Rabbit Lake.

xii)

Camsell, Saskatchewan

This property covering 50,037 acres is located northeast of the Maurice Bay uranium deposit, and west of Uranium City, on the northern edge of lake Athabasca.

xiii)

Poplar, Saskatchewan

This property covering 208,883 acres was recently staked by the company to cover all of the northern edge of the Athabasca Basin located between the Helmer and Lake Athabasca properties

xiv)

Grease River, Saskatchewan

This property covering 169,044 acres is located outside of the Athabasca Basin sandstones, approximately 50 km north-west of the Helmer project, and north of the settlement of Fond Du Lac.

CanAlaska Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2006 and 2005
Canadian Funds

5.

Mineral Property Costs - Continued

g)

Waterbury Agreement, Saskatchewan Property

The Company acquired a 100% interest in 9 mineral claims (30,682 acres) through staking, known as the Waterbury property.

By agreement dated 9 November 2005, the Company optioned to Northwestern Mineral Ventures Inc. (“Northwestern”) up to 75% interest in the Waterbury property.

Northwestern may, at its option, earn a 50 % interest in the property by making payments, issuing shares and making exploration expenditures as follows:

			Payments		Shares	Exploration Expenditures
Upon execution of agreement	(received)		$25,000		100,000	$-
On or before 1 April 2006	(completed)	*	25,000	**	100,000	500,000
On or before 1 April 2007			50,000		100,000	750,000
On or before 1 April 2008			50,000		-	750,000

Total			$150,000		300,000	$2,000,000

*cash received subsequent to year end

**shares received subsequent to year end

Within 90 days of exercising its 50% option, Northwestern may elect to acquire an additional 10% interest by expending an additional $2,000,000 on exploration within 2 years of vesting its 50% interest.  Within 90 days of completing its commitments for a 60% interest, Northwestern may elect to acquire a further 15% ownership, for a total of 75%, by completing a feasibility study within 2 years, issuing to the Company 200,000 additional common shares, and expending a minimum of $500,000 per year on the Project. The Company will act as operator of the project until Northwestern has a vested 60 % interest, at which time Northwestern may become the operator.

The Company will receive a 3% net smelter royalty.

CanAlaska Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2006 and 2005
Canadian Funds

5.

Mineral Property Costs - Continued

h)

Key Lake Agreement, Saskatchewan Property

The Company acquired a 100% interest in 5 mineral claims (14,821 acres) through staking, known as the Key Lake property.

By agreement dated 2 March 2006, the Company optioned to International Arimex Resources Inc. (“Arimex”) up to 75% interest in the Key Lake property.

Arimex may, at its option earn a 50 % interest in the property by making payments, issuing shares and making exploration expenditures as follows:

		Payments		Shares	Exploration Expenditures
Upon execution of agreement	(received)	$25,000	*	100,000	$-
On or before 1 April 2006	(completed)	-		-	100,000
On or before 15 October 2006		25,000		-	-
On or before 31 January 2007		-		-	50,000
On or before 28 February 2007		50,000		100,000	-
On or before 31 May 2007		-		-	600,000
On or before 28 February 2008		50,000		100,000	-
On or before 31 May 2008		-		-	600,000
On or before 31 May 2009		-		-	650,000
		-		-	-
Total		$150,000		300,000	$2,000,000

*shares received subsequent to year end

Within 90 days of exercising its 50% option, Arimex may elect to acquire an additional 10% interest by expending an additional $2,000,000 on exploration within 2 years of vesting its 50% interest.  Within 90 days of completing its commitments for a 60% interest, Arimex may elect to acquire a further 15% ownership, for a total of 75%, by completing a feasibility study within 2 years, issuing to the Company 200,000 additional common shares, and expending a minimum of $500,000 per year on the Project. The Company will act as operator of the project until Arimex has a vested 60 % interest, at which time Arimex may become the operator.

The Company will receive a 3% net smelter royalty.

CanAlaska Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2006 and 2005
Canadian Funds

5.

Mineral Property Costs - Continued

i)

Cree West Agreement, Saskatchewan Property

The Company acquired a 100% interest in 4 mineral claims (31,777 acres) through staking, known as the Cree West property.

By agreement dated 24 April 2006, the Company optioned to International Arimex Resources Inc. (“Arimex”) up to 75% interest in the Cree West property.

Arimex may, at its option earn a 50 % interest in the property by making payments, issuing shares and making exploration expenditures as follows:

		Payments		Shares	Exploration Expenditures
Upon execution of agreement	(received)	$25,000		-		$-
On or before 1 May 2006	(completed)	-	*	200,000	**	100,000
On or before 1 November 2006		25,000		-		100,000
On or before 1 May 2007		50,000		200,000		400,000
On or before 1 May 2008		50,000		200,000		1,000,000
On or before 1 May 2009						2,000,000

Total		$150,000		600,000		$3,600,000

*shares not received as at year end

**completed subsequent to year end

Within 90 days of excercising its 50% option, Arimex may elect to acquire an additional 10% interest by expending an additional $4,000,000 on exploration within 2 years of vesting its 50% interest.  Within 90 days of completing its commitments for a 60% interest, Arimex may elect to acquire a further 15% ownership, for a total of 75%, by completing a feasibility study within 2 years, issuing to the Company 400,000 additional common shares, and expending a minimum of $1,000,000 per year on the Project. The Company will act as operator of the project until Arimex has a vested 60 % interest, at which time Arimex may become the operator.

The Company will receive a 3% net smelter royalty.

CanAlaska Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2006 and 2005
Canadian Funds

5.

Mineral Property Costs - Continued

j)

New Zealand Properties

Cascade Projects

By agreement dated 28 November 2003, the Company may earn a 100% interest in the Cascade projects and 100% interest in a New Zealand company.  In order to complete the terms of the agreement, the Company must, at its option, make payments, and issue shares as follows:

Cascade Project A		Payments	Shares
Within 5 days of regulatory approval (paid/issued)	US$	20,000	150,000
On or before 17 March 2005 (issued)		-	75,000
On or before 17 March 2006 (issued)		-	75,000
	US$	20,000	300,000

Cascade Project B		Payments	Shares
Within 5 days of regulatory approval (issued)	US$	-	150,000
On or before 17 March 2005 (issued)		-	75,000
On or before 17 March 2006 (paid/issued)		10,000	75,000
On or before 17 March 2007		10,000	-
	US$	20,000	300,000

k)

Rise & Shine, New Zealand Property

By agreement dated 14 December 2004 and amended 21 July 2006 with OceanaGold, the Company may earn a 70% interest in the Rise and Shine project.  The terms of the agreement are for the Company to complete a minimum 1,000 metre drill program prior to 31 July 2005, and in subsequent years complete an additional $100,000 of field expenditures by 30 June 2006 (completed ) and a further $150,000 by 30 June 2007 for a cumulative total of $350,000.

By agreement dated 18 July 2006, the Company has now completed years 1 & 2 of the property option and has a credit of 50% of costs incurred after November 2005 for the year 3 $150,000 program to be completed by 14 December 2007.

Other Projects

In addition to the Cascade Projects, the Company has also been granted the following four prospecting permits: Granite Dome, Greymouth North, Reefton South and Mt. Mitchell.

CanAlaska Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2006 and 2005
Canadian Funds

6.

Property and Equipment

Details are as follows:

	Cost	Accumulated Amortization	2006 Net Book Value	2005 Net Book Value
Office equipment	$189,175	$161,425	$27,750	$21,911
Automotive equipment	-	-	-	21,144
Mining equipment	310,906	233,557	77,349	52,354
	$500,081	$394,982	$105,099	$95,409

7.

Share Capital

a)

Private Placements

During the year, the Company issued 3,000,000 flow-through shares at a price of $0.32 for gross proceeds of $960,000. The agent received $67,200.

During the year, the Company issued 3,125,000 flow-through units at a price of $0.40 for gross proceeds of $1,250,000. The agents received $87,500 and 218,750 compensation options (Note 7(d)(ii)).  Each compensation unit consists of one common share and one-half non-transferable common share purchase warrant exercisable for one year after the issue date at $0.45 per share.

During the year, the Company issued 5,000,000 flow-through shares at a price of $0.40 for gross proceeds of $2,000,000. The agents received $140,000 and 350,000 warrants exercisable at a price of $0.40.

During the year, the Company issued 4,893,000 flow-through shares at a price of $0.55 for gross proceeds of $2,691,150. Each flow-through unit consists of one common share and one-half non-flow-through share purchase warrant exercisable for one year after the issue date at $0.65 per share.

CanAlaska Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2006 and 2005
Canadian Funds

7.

Share Capital - Continued

During the year, the Company issued 435,000 units at a price of $0.35 for gross proceeds of $152,250. Each unit consists of one common share and one-half share purchase warrant exercisable for one year after the issue date at $0.45 per share. The agents received $10,658 and 30,450 compensation options (Note 7(d)(ii)). Each compensation option is convertible into one unit at a price of $0.35.  Each unit has the same terms as the issued units.

During the year, the Company issued 535,000 units at a price of $0.35 for gross proceeds of $187,250.  Each unit consists of one common share and one-half share purchase warrant exercisable for one year after the issue date at $0.45 per share.  The agent received $13,108 and 37,450 compensation options (Note 7(d)(ii)).  Each compensation option is convertible into one unit at a price of $0.35.  Each unit has the same terms as the issued units.

During the year, the Company issued 3,231,500 units at a price of $0.35 for gross proceeds of $1,131,025. Each unit consists of one common share and one-half share purchase warrant exercisable for one year after the issue date at $0.45 per share. The agents received $23,345 and 8,350 warrants having the same terms as the issued warrants.

During the year, the Company issued 1,353,791 units at a price of $0.37 for gross proceeds of $500,903. Each unit consists of one common share and one share purchase warrant exercisable for one year after the issue date at $0.45 per share. The agents received $34,325 and 92,840 warrants exercisable at a price of $0.40.

During the year, the Company issued 7,425,374 units at a price of $0.42 for gross proceeds of $3,118,657. Each unit consists of one common share and one-half share purchase warrant exercisable for one year after the issue date at $0.52 per share. The agents received $176,097 and 340,886 warrants having the same terms as the issued warrants.

The fair value of agents’ warrants of $66,459 was charged to share issue costs with a corresponding increase to contributed surplus.  The fair value of the warrants was determined using the Black-Scholes Option Pricing Model using the following assumptions:

Expected dividend yield	0.00%
Expected stock price volatility	45.5% - 81.74%
Risk free interest rate	3.14% - 4.17%
Expected life	1 year

CanAlaska Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2006 and 2005
Canadian Funds

7.

Share Capital - Continued

b)

Flow-Through Shares

Flow-through shares are shares issued by a company that incurs certain resource expenditures and then renounces them for Canadian tax purposes.  This allows the expenditures to flow through to the subscriber for tax purposes.  The subscribers may in turn claim the expenditure as a deduction on their personal or corporate tax returns.

The total amount of funds raised through the flow-through shares must be spent on qualified mineral exploration.  The use of proceeds from flow-through shares is restricted to certain Canadian Exploration Expenditures (“CEE”) under Canadian Income Tax Legislation.  Restricted Cash - Flow-Through represents funds received from the flow-through issuance that have not been spent on qualifying CEE as at the balance sheet date.  To be eligible as flow-through, the issuer must incur eligible expenses by the end of the following year.  As at 30 April 2006, the balance of Restricted Cash – Flow – Through was $2,599,384 (2005 - $934,725).

During the year ended 30 April 2006, the Company renounced $4,210,000 (2005 - $1,526,600) of CEE to the 2005 flow-through shareholders.  The recovery of future income taxes of $1,435,610 (2005 – $534,300) represents the income tax effect of this renouncement.

c)

Exercise of Warrants and Options

i)

During the year, 3,982,425 warrants were exercised for gross proceeds of $1,259,641.

ii)

During the year, 884,049 options were exercised for gross proceeds of $256,867.

d)

Share Purchase Options

The Company has established a share purchase option plan whereby the board of directors may, from time to time, grant options to directors, officers, employees or consultants.  Options granted must be exercised no later than ten years from the date of grant or such lesser period as determined by the Company's board of directors.  The exercise price of an option is not less than the closing price on the TSX Venture Exchange on the last trading day preceding the grant date.

CanAlaska Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2006 and 2005
Canadian Funds

7.

Share Capital - Continued

d)

Share Purchase Options - Continued

i)

A summary of the Company’s options at 30 April 2006 and the changes for the year are as follows:

Number outstanding 30 April 2005	Granted	Exercised	Expired / Cancelled	Number outstanding 30 April 2006	Exercise price per share	Expiry date

74,000	-	(62,000)	(12,000)	-	$0.50	18 April 2006
10,000	-	-	-	10,000	$0.50	7 August 2006
16,000	-	-	-	16,000	$0.50	28 August 2006
-	249,200*	(126,350)	-	122,850	$0.35	31 August 2006
-	37,450*	(32,699)	-	4,751	$0.35	22 September 2006
29,500	-	-	-	29,500	$0.50	15 May 2007
36,665	-	-	-	36,665	$0.50	24 November 2007
110,000	-	(19,000)	-	91,000	$0.35	10 February 2007
100,000	-	-	-	100,000	$0.10	26 May 2008
671,000	-	(151,000)	-	520,000	$0.25	10 September 2008
1,038,000	-	(238,000)	-	800,000	$0.10	25 June 2008
2,000,000	-	(255,000)	(180,000)	1,565,000	$0.40	5 November 2009
300,000	-	-	(25,000)	275,000	$0.45	29 November 2009
122,000	-	-	(5,000)	117,000	$0.50	23 February 2010
458,000	-	-	(45,000)	413,000	$0.58	7 March 2010
150,000	-	-	-	150,000	$0.32	1 May 2010
-	75,000	-	-	75,000	$0.35	13 July 2010
-	3,300,000	-	-	3,300,000	$0.45	14 October 2010
-	200,000	-	-	200,000	$0.42	14 February 2011
5,115,165	3,861,650	(884,049)	(267,000)	7,825,766

*

Agent compensation options exercisable into one unit at $0.35 per unit.  Each unit consists of one common share and one-half share purchase warrant exercisable for one year at a price of $0.45 per share.

ii)

Stock-Based Compensation

During the year, the Company granted options which includes agent compensation options, to purchase up to 3,861,650 shares of the Company at exercise prices between $0.35 to $0.45 per share.

The total fair value of the options granted was calculated to be $1,174,912 on the grant date.  Since the options were granted under a graded vesting schedule, $241,522 of the fair value has been recorded in the Company accounts during the year.  When combined with $178,492 from the previous year’s options granted, the total recorded in the Company accounts during the year is $420,014.  The offsetting entry is to contributed surplus.

In addition, the compensation options granted during the year vest immediately.  Consequently, the fair value of $59,262 has been recorded in the Company’s accounts as share issuance costs during the year.  The offsetting entry is to contributed surplus.

CanAlaska Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2006 and 2005
Canadian Funds

7.

Share Capital - Continued

d)

Share Purchase Options - Continued

ii)

Stock-Based Compensation - Continued

The fair value of each option grant is estimated on the date of grant using the Black-Scholes Option Pricing Model with the following weighted average assumptions:

	2006	2005
Expected dividend yield	0.00%	0.00%
Expected stock price volatility	86.93%	104.79%
Risk free interest rate	3.66%	4.06%
Expected life of options	5 years	4 years

e)

Share Purchase Warrants

As at 30 April 2006, the following share purchase warrants are outstanding:

Number	Exercise Price	Expiry Date

217,500	$0.45	29 August 2006
50,000	$0.45	31 August 2006
1,750	$0.45	31 August 2006
695,000	$0.12	9 September 2006
1,115,750	$0.45	19 September 2006
292,199	$0.45	22 September 2006
442,840	$0.40	16 December 2006
1,338,791	$0.45	16 December 2006
1,407,500	$0.10	15 January 2007
3,687,690	$0.52	8 March 2007
340,886	$0.52	8 March 2007
2,446,500	$0.65	11 April 2007
890,000	$0.12	14 November 2007

12,926,406

CanAlaska Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2006 and 2005
Canadian Funds

8.

Related Party Transactions

Except as disclosed elsewhere in these consolidated financial statements, related party transactions are as follows:

i)

During the year, the Company paid:

	2006	2005	2004
Consulting fees to a company controlled by the Corporate Secretary of the Company	$33,418	$31,147	$15,937
Management fees to a company controlled by the Chariman of the Company	$108,351	$113,884	$95,243
Rent to a company controlled by the Chairman of the Company	$40,015	$40,015	$40,015
Consulting fees to a company controlled by the President of the Company	$90,000	$73,950	$-
Accounting fees to a company controlled by the Chief Financial Officer of the Company	$30,370	$27,900	$13,200

ii)

Effective 1 February 2005, each outside director is entitled to receive $500 per month, $500 per directors meeting and $500 per committee meeting. During the year, $18,000 has been paid/accrued to directors.  At year end, $3,000 is owing to directors. This is due on demand and non-interest bearing.

iii)

During the year, the Company sold a vehicle to an officer and a director of the Company for cash proceeds of $13,000.  The net book value of the vehicle at the time of sale was $14,800; therefore, a loss of $1,800 was realized.

CanAlaska Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2006 and 2005
Canadian Funds

9.

Income Taxes

a)

The Company has accumulated non-capital losses for income tax purposes of approximately $4,649,000 that may be used to reduce future taxable income.  If not utilized, these losses will expire as follows:

Amount
2006	$524,000
2007	626,000
2008	417,000
2009	356,000
2010	343,000
2014	422,000
2015	979,000
2016	982,000
$4,649,000

Significant components of the Company’s future tax assets and liabilities, after applying enacted corporate income tax rates are as follows:

Statutory tax rate	34.12%
Unamortized share issue costs	$205,000
Non-capital losses	1,586,000
Equipment – accounting versus tax costs difference	166,000
Exploration and development expenditures	(1,300,000)
657,000
Less: valuation allowance	(657,000)
$-

b)

The Company has incurred approximately $6,900,000 of resource related expenditures that may be carried forward indefinitely and used to reduce taxable income in future years.

The potential future tax benefits of these expenditures and non-capital losses have not been recognized in the accounts of the Company due to uncertainty surrounding realization of such benefits.

10.

Commitments

a)

By an agreement effective 1 June 1995, the Company entered into a three-year management agreement with a company controlled by the Chairman.  Compensation due under the agreement is currently $8,508 per month plus benefits.  The Chairman is also entitled to receive up to 20% of all stock options granted during the period that the agreement is in place.  This agreement is renewable at three-year periods with mutual consent.  The current three-year agreement expires in 2007.  The Company may terminate the agreement at any time but will be responsible to pay one year's compensation.

CanAlaska Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2006 and 2005
Canadian Funds

10.

Commitments - Continued

b)

By an agreement dated 1 July 2005, the Company entered into a five-year lease for premises with a company controlled by the Chairman.  Minimum basic rent is as follows:

Amount
2007	$25,272
2008	25,272
2009	25,272
2010	25,272
2011 (expiry in June 2010)	4,212
Total	$105,300

In addition to the basic rent, the Company is responsible for its proportionate share of property taxes and operating costs.

c)

By agreement dated 15 June 2004 and amended 15 February 2005, the Company agreed to pay a company controlled by the President for consulting fees, totalling $75,000 annually.  In addition, the consultant will receive 1,000,000 stock options to exercise at $0.10 per share.  The options vest every three months over a two-year period.

11.

Segmented Information

The Company operates principally in the industry segment, being exploration.  Details on a geographic basis at 30 April 2006 are as follows:

	Canada	U.S.A.	New Zealand	Total
Assets	$16,489,614	$1,358,679	$973,909	$18,822,102
Capital Expenditures	$6,742,770	$10,768	$669,146	$7,483,416
Loss for the Year	$328,159	$-	$-	$328,159

Details on a geographic basis at 30 April 2005 are as follows:

	Canada	U.S.A.	New Zealand	Total
Assets	$5,330,368	$1,436,066	$304,763	$7,071,197
Capital Expenditures	$1,966,236	$(54,482)	$123,876	$2,035,630
Loss for the Year	$(1,912,218)	$-	$-	$(1,912,218)

Details on a geographic basis at 30 April 2004 are as follows:

	Canada	U.S.A.	New Zealand	Total
Assets	$2,839,554	$1,490,548	$180,887	$4,510,989
Capital Expenditures	$112,741	$16,140	$180,887	$309,768
Loss for the Year	$(712,481)	$-	$-	$(712,481)

CanAlaska Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2006 and 2005
Canadian Funds

12.

Comparative Figures

Certain figures in the prior years financial statements have been reclassified to conform to the current years presentation.

13.

Differences between Canadian and United States Generally Accepted Accounting

Principles (“GAAP”)

These consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada.  The United States Securities and Exchange Commission (“SEC”) requires that financial statements of foreign companies contain a reconciliation presenting the statements on the basis of accounting principles generally accepted in the United States.  Any differences in accounting principles as they pertain to the accompanying consolidated financial statements are not material except as follows:

a)

Under Canadian GAAP, the mineral properties are carried at cost and written off or written down if the properties are abandoned, sold or if management decides not to pursue the properties.  Under United States GAAP, the Company would periodically review and obtain independent reports in determining adjustments to the mineral properties and record properties at net realizable value.  The Company has not yet obtained an independent report for United States GAAP purposes, therefore, the Company’s mineral property costs have been written off.

b)

Under United States GAAP, stock compensation expense is recorded as shares held in escrow become eligible for release, at the market value of the shares at that time.  Under Canadian GAAP, no value is attributed to such shares released and no compensation expense is recorded.  Shares previously held in escrow were performance shares which were issued to certain directors who reorganized the Company’s business affairs and raised financing sufficient to fund the Company’s business plan.

c)

Until 1 May 2002, the Company was not required, under Canadian GAAP, to record the effect of non-employee stock-based compensation expense in the consolidated financial statements.  Commencing 1 May 2002, Canadian GAAP treatment is consistent with United States GAAP treatment.  Under United States GAAP, stock compensation expense is recorded for non-employees based upon a fair value method.  The Company elected to continue to measure compensation cost for employees under Accounting Principles Board (“APB”) Opinion No. 25, including interpretations provided in Interpretation (“FIN”) No. 44.  Generally, under APB No. 25 compensation expense is recognized for the difference between the market price of the underlying common stock and the exercise price of the stock options.  Effective from the date of the modification, the Company regularly re-measures compensation expense for the options where there has been a substantive change or modification to such options. During the years ended 30 April 2003 and 2002, there were no employee options granted.

Effective 1 May 2003, the Company adopted the new Canadian standards for stock compensation (Note 1(i)) and Note 8(d)) which mirrors in all material respects SFAS 123.  Accordingly, no reconciling item exists between Canadian and United States accounting for stock options after 1 May 2003.

d)

Under United States GAAP, investments available for sale are recorded at market value.  The difference between the market value and the carrying value of investments is recorded as a separate shareholder equity category named comprehensive income.  Once the investment is sold, the comprehensive income relating to that investment is cleared out to income.  Under Canadian GAAP, investments available for sale are recorded at the lower of cost or market.  There is no comprehensive income category in Canada.

CanAlaska Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2006 and 2005
Canadian Funds

13.

Differences between Canadian and United States Generally Accepted Accounting

Principles (“GAAP”) - Continued

e)

The impact of the above differences between Canadian and United States GAAP on loss for the period is as follows:

	Years Ended 30 April
	2006	2005	2004
Loss for the year as reported	$(328,159)	$(1,912,218)	$(712,481)
Recovery (write-off) of mineral property costs	(7,571,444)	(1,429,576)	(273,458)
Loss on write-down of short-term investments	-	64,061	55,463
Primary loss for the year in accordance with United States GAAP	$(7,243,285)	$(3,277,733)	$(930,476)
Primary loss per share for the year in accordance with United States GAAP	$(0.14)	$(0.10)	$(0.05)

f)

The impact of the above differences between Canadian and United States GAAP on the deficit, as reported, is as follows:

	Years Ended 30 April
	2006	2005	2004
Deficit - As reported	$(19,260,553)	$(18,932,394)	$(17,020,176)
Stock compensation expense on release of performance shares	(442,500)	(442,500)	(442,500)
Stock compensation expense	(1,016,332)	(1,016,332)	(1,016,332)
Write-off of mineral property costs	(10,706,505)	(3,463,220)	(2,033,644)
Loss on write-down of short-term investments	340,262	340,262	276,201
Deficit in accordance with United States GAAP	$(31,085,628)	$(23,514,184)	$(20,236,451)

CanAlaska Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2006 and 2005
Canadian Funds

13.

Differences between GAAP - Continued

g)

The impact of the above differences between Canadian and United States GAAP on the consolidated statements of changes in shareholders’ equity, as reported, are as follows:

	Common Shares		Accumulated	Contributed	Comprehensive
	Number	Amount	Deficit	Surplus	Income	Total
Shareholders’ equity balance as reported at 30 April 2004	27,314,439	$21,306,867	$(17,020,176)	$157,000	$-	$4,443,691
Stock compensation expense on release of performance shares	-	-	(442,500)	-	-	(442,500)
Stock compensation expense	-	1,016,332	(1,016,332)	-	-	-
Write-off of mineral property costs	-	-	(2,033,644)	-	-	(2,033,644)
Loss on write-down of short-term investments	-	-	276,201	-	(276,201)	-
Unrealized holding gains on short-term investments	-	-	-	-	440,952	440,952
Shareholders’ equity in accordance with United States GAAP at 30 April 2004	27,314,439	$22,323,199	$(20,236,451)	$157,000	$164,751	$2,408,499
Shareholders’ equity balance as reported at 30 April 2005	43,102,099	$25,083,831	$(18,932,394)	$822,459	$-	$6,973,896
Stock compensation expense on release of performance shares	-	-	(442,500)	-	-	(442,500)
Stock compensation expense	-	1,016,332	(1,016,332)	-	-	-
Write-off of mineral property costs	-	-	(3,463,220)	-	-	(3,463,220)
Loss on write-down of short-term investments	-	-	340,262	-	(340,262)	-
Unrealized holding gains on short-term investments	-	-	-	-	99,674	99,674
Shareholders’ equity in accordance with United States GAAP at 30 April 2005	43,102,099	$26,100,163	$(23,514,184)	$822,459	$(240,588)	$3,167,850
Shareholders’ equity balance as reported at 30 April 2006	77,127,238	$36,560,885	$(19,260,553)	$1,243,489	$-	$18,543,821
Stock compensation expense on release of performance shares	-	-	(442,500)	-	-	(442,500)
Stock compensation expense	-	1,016,332	(1,016,332)	-	-	-
Write-off of mineral property costs	-	-	(10,706,505)	-	-	(10,706,505)
Loss on write-down of short-term investments	-	-	340,262	-	(340,262)	-
Unrealized holding gains on short-term investments	-	-	-	-	506,600	506,600
Shareholders’ equity in accordance with United States GAAP at 30 April 2006	77,127,238	$37,577,217	$(31,085,628)	$1,243,489	$166,338	$7,901,416

CanAlaska Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2006 and 2005
Canadian Funds

13.

Differences between GAAP - Continued

h)

New Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 123R, “Share Based Payment”. SFAS 123R is a revision of SFAS No. 123 “Accounting for Stock-Based Compensation”, and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees” and its related implementation guidance. SFAS 123R establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of those equity instruments. SFAS 123R focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS 123R does not change the accounting guidance for share-based payment transactions with parties other than employees provided in SFAS 123 as originally issued and Emerging Issues Task Force Issue No. 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services”.  SFAS 123R does not address the accounting for employee share ownership plans, which are subject to AICPA Statement of Position 93-6, “Employers’ Accounting for Employee Stock Ownership Plans”.  SFAS 123R requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award – the requisite service period (usually the vesting period). SFAS 123R requires that the compensation cost relating to share-based payment transactions be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. The scope of SFAS 123R includes a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans. Public entities (other than those filing as small business issuers) will be required to apply SFAS 123R as of the first interim or annual reporting period that begins after 15 June 2005. Public entities that file as small business issuers will be required to apply SFAS 123R in the first interim or annual reporting period that begins after 15 December 2005. For non-public entities, SFAS 123R must be applied as of the beginning of the first annual reporting period beginning after 15 December 2005. The adoption of this standard is not expected to have a material effect on the Company’s results of operations or financial position.

In December 2004, FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets - An Amendment of APB Opinion No. 29”. The guidance in APB Opinion No. 29, “Accounting for Nonmonetary Transactions”, is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle.  SFAS No. 153 amends Opinion No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange.  The provisions of SFAS No. 153 are effective for nonmonetary asset exchanges occurring in fiscal periods beginning after 15 June 2005. Early application is permitted and companies must apply the standard prospectively. The adoption of this standard is not expected to have a material effect on the Company’s results of operations or financial position.

CanAlaska Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2006 and 2005
Canadian Funds

13.

Differences Between Canadian and United States GAAP – Continued

h)

New Accounting Pronouncements  – Continued

In May 2005, the FASB issued SFAS 154, “Accounting Changes and Error Corrections,” which replaces APB Opinion No. 20, “Accounting Changes,” and supersedes FASB Statement No. 3, “Reporting Accounting Changes in Interim Financial Statements – an amendment of APB Opinion No. 28.” SFAS 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change.  When it is impracticable to determine the period-specific effects of an accounting change on one or more individual prior periods presented, SFAS 154 requires that the new accounting principle be applied to the balances of assets and liabilities as of the beginning of the earliest period for which retrospective application is practicable and that a corresponding adjustment be made to the opening balance of retained earnings for that period rather than being reported in an income statement.  When it is impracticable to determine the cumulative effect of applying a change in accounting principle to all prior periods, SFAS 154 requires that the new accounting principle be applied as if it were adopted prospectively from the earliest date practicable.  SFAS 154 shall be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.  The Company does not expect the provisions of SFAS 154 will have a significant impact on its results of operations.

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments, an amendment of FASB Statements No. 133 and 140.”  This statement permits fair value re-measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation.  It establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation.  In addition, SFAS 155 clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133.  It also clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives.  SFAS 155 amends Statement 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument.  This Statement is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006.  The adoption of this standard is not expected to have a material effect on the Company’s results of operations or financial position.

CanAlaska Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2006 and 2005
Canadian Funds

13.

Differences Between Canadian and United States GAAP – Continued

h)

New Accounting Pronouncements  – Continued

In March 2006, the FASB issued SFAS 156, “Accounting for Servicing of Financial Assets—an amendment of FASB Statement No. 140”.  This statement amends FASB Statement No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”, with respect to the accounting for separately recognized servicing assets and servicing liabilities. This statement: (1) requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract in any of the following situations: (a) a transfer of the servicer’s financial assets that meets the requirements for sale accounting, (b) a transfer of the servicer’s financial assets to a qualifying special-purpose entity in a guaranteed mortgage securitization in which the transferor retains all of the resulting securities and classifies them as either available-for-sale securities or trading securities in accordance with FASB Statement No. 115, “Accounting for Certain Investments in Debt and Equity Securities”, (c) an acquisition or assumption of an obligation to service a financial asset that does not relate to financial assets of the servicer or its consolidated affiliates; (2) requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable; (3) permits an entity to choose either of the following subsequent measurement methods for each class of separately recognized servicing assets and servicing liabilities: (a) Amortization method—Amortize servicing assets or servicing liabilities in proportion to and over the period of estimated net servicing income or net servicing loss and assess servicing assets or servicing liabilities for impairment or increased obligation based on fair value at each reporting date, or (b) Fair value measurement method—Measure servicing assets or servicing liabilities at fair value at each reporting date and report changes in fair value in earnings in the period in which the changes occur; (4) at its initial adoption, permits a one-time reclassification of available-for-sale securities to trading securities by entities with recognized servicing rights, without calling into question the treatment of other available-for-sale securities under Statement 115, provided that the available-for-sale securities are identified in some manner as offsetting the entity’s exposure to changes in fair value of servicing assets or servicing liabilities that a servicer elects to subsequently measure at fair value; and (5) requires separate presentation of servicing assets and servicing liabilities subsequently measured at fair value in the statement of financial position and additional disclosures for all separately recognized servicing assets and servicing liabilities.  An entity should adopt this statement as of the beginning of its first fiscal year that begins after September 15, 2006. Earlier adoption is permitted as of the beginning of an entity’s fiscal year, provided the entity has not yet issued financial statements, including interim financial statements, for any period of that fiscal year. The effective date of this Statement is the date an entity adopts the requirements of this statement.

Corporate Directory

CanAlaska Ventures Ltd.

2303 West 41st Avenue
Vancouver, British Columbia, Canada
V6M 2A3

Toll Free: 1.800.667.1870
Telephone: +604.685.1870
Facsimile: +604.685.8045

www.canalaska.com
ir@canalaska.com

Directors & Officers

Chairman, COO, Director
Harry Barr

President & CEO
Peter Dasler, M.Sc, P. Geo.

Chief Financial Officer
Gordon Steblin, B Comm., CGA.

Corporate Secretary
Taryn Downing

Director
Hubert Marleau

Director
Colin Bird, P.Eng.

Director
Bernard Barlin, P.Eng., C.Eng.

Registar & Transfer Agent
CIBC Mellon Trust Company

Auditors
Staley, Okada & Partners
Chartered Accountants

Legal Counsel
Devlin Jensen
Barrister and Solicitors

Shares Listed
TSX Venture Exchange
Ticker Symbol: CVV
OTCBB: CVVLF
Frankfurt: DH7
S.E.C. File#: 0-28792

Investor Relations Contact:
Spiros Cacos, M.A.
Manager, Investor Relations

Except for statements of historical fact, certain information contained in this annual report constitutes "forward looking statements" which include without limitation, statements concerning the Company's business and development plans, anticipated activities related to the Company's projects and developments, and statements related to the adequacy of cash resources and financing plans. Forward looking statements are frequently characterized by word such as "plan", "except", "project", "intend", "believe", "anticipate" and other similar words or statements that certain events or conditions "may", or will occur. Forward looking statements are based on opinions and estimates of Management at the date the statements are made and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ from those projected in the forward looking statements. The Company undertakes no obligation to update forward looking statements if circumstances or Managements estimates or opinions should change. The reader is cautioned not to place an undue reliance on forward looking statements.

36

CanAlaska Ventures Ltd.

Toll Free: 1.800.667.1870 www.canalaska.com